November 18, 2008

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, DC 20549

Attention:	Russell Mancuso

Geoffrey Kruczek

Re:	Thermage, Inc.

Amendment No. 4 to Registration Statement on Form S-4

Filed November 3, 2008 (File No. 333-152948) and

Response letter dated November 13, 2008

Ladies and Gentlemen:

On behalf of Thermage, Inc. (“Thermage” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated November 17, 2008 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) and our letter to the Staff dated November 13, 2008. Our responses to comments pertaining to Reliant Technologies, Inc. (“Reliant”) are based on information provided to us by Reliant. In response to the comments set forth in the Comment Letter, the Registration Statement has been amended and Thermage is filing Amendment No. 5 to the Registration Statement (“Amendment No. 5”) with this response letter. Amendment No. 5 also updates the financial, capitalization and certain other information contained in the Registration Statement, and files final, signed legal opinions as Exhibits 5.1, 8.1 and 8.2 thereto.

For the Staff’s convenience, we have enclosed a marked copy of Amendment No. 5 with this letter which shows changes from Amendment No. 4 to the Registration Statement as filed on November 3, 2008. We have repeated the Staff’s comments below in bold face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates.

Distribution, page 106

COMMENT 1: It appears from the third paragraph of your response to prior comment 1 that the distribution will occur regardless of whether the merger is consummated. If that is correct, please revise your disclosure accordingly. If that is not correct, please revise your response to prior comment 1.

U.S. Securities and Exchange Commission

November 18, 2008

RESPONSE: We hereby confirm the Staff’s understanding that the Distribution is not contingent upon the closing of the merger involving Thermage and Reliant. In addition, in response to the Staff’s comment, we have revised the disclosure on pages 8, 21, 22, 88, 107 and 114 of Amendment No. 5 to clarify this fact.

Exhibit 8

COMMENT 2: We note your response to prior comment 3. The exhibits you propose to file state that the prospectus discussion regarding the potential tax consequences is “accurate” and “correct.” Therefore, it appears that those exhibits merely reflect the opinions of counsel as to the manner in which tax consequences are disclosed, rather than the opinions of counsel as to the tax consequences. Please file exhibits in which counsel opines on the material tax consequences. For example, if the discussion under the caption “The Merger––Material U.S. Federal Income Tax Consequences of the Merger” represents the opinions of counsel, then exhibits 8.1 and 8.2 should state so directly.

RESPONSE: In response to the Staff’s comment, the fifth paragraph of Exhibit 8.1 and the sixth paragraph of Exhibit 8.2 have been revised to indicate that these exhibits explicitly reflect the opinions of counsel as to the tax consequences of the transaction, not merely the manner in which the tax consequences are disclosed.

COMMENT 3: Please ensure that each opinion that you file as an exhibit clearly indicates counsel’s consent to the prospectus discussion of the opinion and to being named in the registration statement, in addition to the reproduction of the opinion in the registration statement.

RESPONSE: In response to the Staff’s comment, the final paragraph of Exhibit 8.2 has been revised to clarify that counsel is consenting to the prospectus discussion of counsel’s opinion and to counsel being named in the Registration Statement. We respectfully submit that the comparable language in the final paragraph of Exhibit 8.1 (in the form provided for the Staff’s review with our letter dated November 13, 2008 and as filed with Amendment No. 5) explicitly indicates counsel’s consent to these matters.

U.S. Securities and Exchange Commission

November 18, 2008

We would very much appreciate the Staff’s prompt review of Amendment No. 5. Should you have any follow-up questions, please call me, Robert T. Ishii or Alexander D. Phillips at (650) 493-9300.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Chris F. Fennell

Chris F. Fennell, Esq.

cc:	Stephen J. Fanning

Thermage, Inc.

Eric B. Stang

Reliant Technologies, Inc.

Robert T. Ishii, Esq.

Alexander D. Phillips, Esq.

Wilson Sonsini Goodrich & Rosati, PC

Eric Jensen, Esq.

Jennifer Fonner DiNucci, Esq.

Gordon Ho, Esq.

Cooley Godward Kronish LLP